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Prospectus Supplement No. 1                    Filed Pursuant to Rule 424(b)(3)
to Prospectus dated July 13, 1988              Registration No. 33-21159-99


                      SUNSHINE MINING AND REFINING COMPANY

         This Prospectus Supplement supplements the information contained in the Prospectus of Sunshine Mining and Refining Company (the "Company"), dated July 13, 1988. This Prospectus Supplement relates to the reoffer and resale by the Selling Stockholders identified in the Prospectus of shares of the Company's Common Stock that are issuable upon the conversion of the Company's 8 7/8% Convertible Subordinated Reset Debentures Due 2008 (the "Debentures").

         The Company has implemented a 1 for 8 reverse stock split (the "Reverse Stock Split"), effective August 6, 1999. The Reverse Stock Split was approved by the Company's stockholders at the annual meeting on June 10, 1997.

         The terms of the Debentures that have been changed due to the Reverse Stock Split are summarized below. The summary includes the terms of the Debentures that have been changed as they read before the change and as they read now. The only terms of the Debentures that have been changed are to the terms discussed below.

                         SUMMARY OF CHANGE TO DEBENTURES


                                Prior to Change


The Debentures are convertible at any time prior to maturity into shares of Common Stock at a price of $1.66 per share.



                               Current Provision

The Debentures are convertible at any time prior to maturity into shares of Common Stock at a price of $13.28 per share.






           The date of this Prospectus Supplement is August 17, 1999.